SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                             WINFIELD CAPITAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   973859 10 1
                                 (CUSIP Number)

                              ANTHONY J. MARCHIANO
                                3630 GORDON DRIVE
                              NAPLES, FLORIDA 34102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 1998
              (Date of Event Which Requires Filing This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------                                 ----------------------
  CUSIP NO. 973859 10 1               13D                   PAGE 2 OF 7 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         | ANTHONY J. MARCHIANO
---------|----------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         |                                                         (a) [  ]
         |                                                         (b) [  ]
---------|----------------------------------------------------------------------
3        | SEC USE ONLY
         |
         |
---------|----------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | PF
---------|----------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         | TO ITEM 2(d) OR 2(e)                                         [X]
         |
---------|----------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF    |   7     | SOLE VOTING POWER
    SHARES     |         | 243,015
               |---------|------------------------------------------------------
 BENEFICIALLY  |   8     | SHARED VOTING POWER
   OWNED BY    |         | 0
               |---------|------------------------------------------------------
     EACH      |   9     | SOLE DISPOSITIVE POWER
   REPORTING   |         | 243,015
               |---------|------------------------------------------------------
  PERSON WITH  |  10     | SHARED DISPOSITIVE POWER
               |         | 0
--------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         | 243,015 SHARES
---------|----------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         | CERTAIN SHARES*                                                 [  ]
         |
---------|----------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         | LESS THAN 5%
---------|----------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         | IN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT

     This Final Amendment amends and supplements the Schedule 13D filed on August 21, 1997 by Anthony J. Marchiano with respect to the common stock, par value $.01 per share, of Winfield Capital Corp.


ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   No modification.

         (b) Mr. Marchiano's business address is 501 Goodlitte Road, Naples, Florida 34101.

         (c)   No modification.

         (d)   No modification.

         (e) During the last five years, Mr. Marchiano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

               In February  1997,  the  Massachusetts  Securities  Division (the
               "Division") commenced an administrative action titled IN THE MATTER OF A.S. GOLDMEN & COMPANY, INC., ANTHONY J. MARCHIANO AND STUART WINKLER. The complaint alleged that Goldmen and Messrs. Marchiano and Winkler (the "Respondents") sold to Massachusetts investors securities that were neither registered nor exempt from registration in Massachusetts and that such conduct violated Sections 101 and 301 of the Massachusetts Uniform Securities Act (the "Act"). With respect to Mr. Marchiano, the complaint alleged that, as a control person of Goldmen, by virtue of the conduct alleged, Mr. Marchiano failed to supervise the firm's brokers to assure compliance with the Act.

               In July 1997, Respondents and the Division agreed to settle the above-described administrative action. As a condition of the settlement, the Division's findings of fact and conclusions of law were neither admitted nor denied by Respondents.

               Respondents agreed to withdraw their respective registrations as broker-dealer and broker-dealer agents with the Division. For a period of five years from the date of the Final Order, Respondents further agreed not to apply or reapply for registration with the Division. Respondents also agreed to, and have since made, a $50,000 contribution to an investor education fund established by the Secretary of the Commonwealth of Massachusetts. Goldmen also agreed to make a written Offer of Rescission to each Massachusetts client to whom the firm allegedly sold unregistered securities during the relevant period.

               In May 1999, the National Adjudicatory Council of NASD Regulation, Inc. (the "NAC") reviewed an administrative action originally brought before the District Business Conduct Committee for District No. 10 of the National Association of Securities Dealers ("NASD"). The complaint alleged, among other things, that Goldmen, Messrs. Marchiano and Winkler, and Stacy Meyers (collectively, the "Respondents") charged retail customers fraudulently excessive markups and manipulated the market with respect to the sale of warrants of Innovative Tech Systems, Inc. during a four-day period in July 1994. The complaint further alleged that Messrs. Marchiano and Winkler and Ms. Meyers failed to establish, maintain and enforce an adequate supervisory system for Goldmen.

               The NAC found that Goldmen and Mr. Winkler had engaged in manipulative trading practices in violation of NASD Conduct Rules 2110 and 2120, and Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Exchange Act Rule 10b-6. The NAC also found that Goldmen and Mr. Winkler charged fraudulently excessive markups in violation of NASD Conduct Rules 2110, 2120 and 2440, and that Goldmen and Messrs. Winkler and Marchiano failed to establish, maintain and enforce an adequate supervisory system in violation of NASD Conduct Rules 2110 and 3010. In connection with the NAC's findings, Goldmen and Marchiano were censured and fined $150,000 (jointly and severally) and Goldmen was ordered to pay restitution in the amount of $549,903. In addition, Mr. Marchiano was ordered to requalify as a principal. Mr. Winkler was fined $36,000 and was suspended for two years while Ms. Meyers was fined $5,000 and ordered to requalify as a general securities representative.

         (f)   No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of Winfield Capital Corp. ("Common Stock") reported herein as beneficially owned by Mr. Marchiano were acquired in open market transactions at the times and for the consideration set forth in the table below. Mr. Marchiano paid for such shares with his personal funds.

                                            NO. OF          PURCHASE /         AGGREGATE          NUMBER OF
    PURCHASE            NO. OF SHARES       SHARES          SALE PRICE         PURCHASE /           SHARES
      DATE                PURCHASED          SOLD           PER SHARE         SALES PRICE         (BALANCE)
      ----                ---------          ----           ---------         -----------         ---------
    11/01/96             155,130<F1>                          $1.675          $259,909.75          155,130
    11/01/96             154,000<F2>                          $1.500          $231,000.00          309,130
    01/07/97             100,000                              $1.437          $143,700.00          409,130
    02/28/97                                20,000<F2>        $1.590           $31,800.00          389,130
    03/21/97              36,251<F3>                          $1.950           $70,689.45          425,381
    05/29/97              28,765                              $1.410           $40,558.65          454,146
    05/30/97                 200                              $1.375              $275.00          454,346
    06/02/97                                19,200            $1.312           $25,190.40          435,146
    06/04/97              29,000                              $1.312           $38,048.00          464,146
    06/24/97                 500                              $1.130              $565.00          464,646
    08/08/97              35,354                              $1.328           $46,950.11          500,000
    08/22/97               1,215                              $1.281            $1,556.72          501,215
    09/16/97                                 5,000            $1.438            $7,187.26          496,215
    05/12/98                                25,000            $1.375           $34,373,85          471,215
    05/13/98                                25,000            $1.375           $34,373.85          446,215
    05/19/98               1,600                              $1.250            $2,000.00          447,815
    06/24/98                                 9,000            $1.469           $13,218.30          438,815
    06/25/98                                 4,500            $1.500            $6,749.77          434,315
    07/09/98                                20,000            $1.656           $33,123.89          414,315
    07/10/98                                20,000            $1.563           $31,248.95          394,315
    07/30/98                                19,000            $9.035          $171,659.27          375,315
    07/30/98                                10,000            $9.125           $91,246.95          365,315
    07/31/98                                20,000           $10.000          $199,993.33          345,315
    07/31/98                                15,000           $11.125          $166,869.43          330,315
    07/31/98                                14,100            $6.775           $95,527.13          316,215
    07/31/98                                10,000           $12.750          $127,495.75          306,215
    07/31/98                                 8,200           $10.750           $88,147.06          298,015
    07/31/98                                40,000           $12.000          $478,384.00          258,015
    07/31/98                                15,000<F2>       $10.526          $157,907.23          243,015

<F1>     This number has been changed from 115,130,  as originally listed in Mr.
         Marchiano's initial Schedule 13D, filed August 21, 1997, to 155,130 to reflect the correct number of shares purchased by Mr. Marchiano in the transaction dated November 1, 1996.

<F2>     These  shares are (or were) held  directly  by Gas  Motors  Inc.  ("Gas
         Motors"). Mr. Marchiano is the sole shareholder of Gas Motors and, accordingly, is deemed to be the beneficial owner of the shares held by it.

<F3>     Of these shares, 16,251 are held directly by Gas Motors.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 has been amended as follows:

         As reflected in the table in Item 3 above, effective July 31, 1998, Mr. Marchiano ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 has been amended as follows:

         (a) Mr. Marchiano beneficially owns 243,015 shares of Common Stock, which represents less than 5% of the outstanding shares of Common Stock (based on 5,023,361 outstanding shares of Common Stock).

         (b) Mr. Marchiano has the sole power to vote, direct the vote of, or dispose of or direct the disposition of, 243,015 shares of Common Stock.

         (c) Except as described in Item 3 above, Mr. Marchiano has not effected any transactions in the Common Stock during the past 60 days.

         (d)      No modification.

         (e) Mr. Marchiano ceased to be the beneficial owner of more than 5% of the Common Stock of Winfield Capital Corp. on July 31, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No modification.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ______________________________________
                                          (Date)



                                          By:___________________________________
                                             Anthony J. Marchiano